Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated August 28, 2025, except for the “Remaining Performance Obligations” included in Note 2, as to which the date is February 17, 2026 with respect to the consolidated financial statements, and our report dated August 28, 2025, except for the material weaknesses described in the third paragraph, as to which the date is February 17, 2026, with respect to internal control over financial reporting of Accuray Incorporated included in the Annual Report on Form 10-K/A for the year ended June 30, 2025, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned reports in this Registration Statement, and to the use of our name as it appears under the caption “Experts”.

/s/ Grant Thornton LLP

San Jose, California

February 17, 2026